SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 5, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the clarificatory letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the news article published in today’s issue of The Philippine Star entitled “top PLDT mgm’t changes seen”.

November 5, 2003	SECURITY CODE: CM-040

The Philippine Stock Exchange

Listing and Disclosure Group

4th Floor Philippine Stock Exchange Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

We refer to your fax letter of even date requesting for written confirmation/clarification of the news article entitled “top PLDT mgm’t changes seen”, published in today’s issue of The Philippine Star.

We confirm that at the Board meeting held on November 4, 2003, Mr. Antonio O. Cojuangco expressed his intention to retire as Chairman of the Board of PLDT to be able to focus on his role as President & CEO of the business which his group recently acquired. The Board requested Mr. Cojuangco to remain as Chairman until February 2004 to allow for a smooth transition.

It is anticipated that our current President & CEO, Mr. Manuel V. Pangilinan will succeed Mr. Cojuangco as Chairman of the Board. Also, Mr. Pangilinan has recommended Mr. Napoleon L. Nazareno for appointment as President & CEO of PLDT concurrent with his post as President & CEO of Smart Communications, Inc.

The appropriate announcement will be made when the Board appoints the new Chairman and President & CEO of PLDT in due course.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 5, 2003

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17 1(b) of the Securities Regulation Code, we are submitting herewith five (5) copies of our letter dated November 5, 2003 to the Philippine Stock Exchange, Inc. (“PSE”) in connection with the news article entitled “top PLDT mgm’t changes seen”, published in today’s issue of The Philippine Star.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Enc.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  5 November 2003

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (“PSE”) dated November 5, 2003 in connection with the news article entitled “top PLDT mgm’t changes seen”, published in today’s issue of The Philippine Star.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 5 November 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: November 5, 2003